Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007.

Forward Looking Statements

The presentation below contains statements that are not strictly historical, are “forward-looking” and involve a high degree of risk and uncertainty. These may include statements related to the position of Diversa and Celunol, as a combined company, in the cellulosic ethanol industry, the statements that Carlos A. Riva and John A. McCarthy will become the CEO and CFO, respectively, of the combined company, the combined company’s integration plans and expected synergies related to the proposed transaction, the potential benefits of the proposed merger, including the combined company’s position as a producer of cellulosic ethanol and strategic partnering in bio-refineries, the expected completion of a demonstration-scale facility by the end of fiscal 2007, the combined company’s plans to bring its first U.S. commercial-scale cellulosic ethanol plant into production in late 2009, the combined company’s continued pursuit of market opportunities for Diversa’s specialty industrial enzymes, Diversa’s provision of $20 million in debt financing to fund Celunol’s operations prior to closing, the proposed transaction, including its expected completion date, relocation of the combined company’s headquarters and the composition of the combined company’s board of directors and management, the combined company’s anticipated future financial and operating performance and results, including estimates for the combined company’s growth and production capabilities, and expectations regarding the market and demand for the combined company’s products and plans for development and expansion of the combined company’s products. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the risk that either company may be unable to obtain stockholder or regulatory approvals required for the merger on a timely basis, or at all, the risk that the companies may not successfully integrate their businesses or may be unable to realize synergies, including synergies related to Diversa’s and Celunol’s respective scientific expertise and intellectual property, in a timely manner or to the extent anticipated, the risk that the combined company and John A. McCarthy will not enter into an agreement relating to Mr. McCarthy’s appointment as CFO either at all or on terms that are acceptable to both parties, the risk that the merger may involve unexpected costs, the risk of unexpected delays in completion of the demonstration-scale facility and/or commercial-scale facilities, the risk that the combined company will not be able to obtain additional financing on favorable terms, or at all, the risk that Diversa’s and Celunol’s respective businesses may suffer as a result of uncertainty surrounding the merger, the risk that the market for the combined company’s products may change or be impacted by competition, new data, supply issues or marketplace trends, the risk that technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect the combined company’s commercial and/or development programs or that the combined company may encounter other difficulties in developing its products or in gaining approval or market acceptance of new products, processes, and/or technologies, and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, Diversa’s quarterly report on Form 10-Q for the quarter ended September 30, 2006. The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa delivered the following presentation to members of the media on February 12, 2007.

1 MERGER Making Cellulosic Biofuels a Commercial Reality Creating the First Company with Integrated, End-to-End Technologies to Convert Biomass into Fuel Ethanol

2 Ed Shonsey CEO, Diversa

Making Cellulosic Biofuels
a Commercial Reality
• To accelerate the commercialization of
biofuels, Diversa plans to merge with
Celunol, a leader in the development of
cellulosic ethanol production technologies
• This union creates the first company with
integrated, end-to-end technologies to
convert biomass into fuel ethanol
• The merger leverages Diversa’s expertise
in genomics, enzyme, and process
technologies with Celunol’s expertise in
novel fermentation and process
technologies as well as large-scale project
development
Creating the First Company with Integrated, End-to-End
Technologies to Convert Biomass into Fuel Ethanol

“If ethanol is to be a significant solution
to our transportation fuel needs, it will have
to be cellulosic.”
Alan Greenspan, June 2006
“It's in our vital interest to diversify America's energy supply -- the way forward is through technology…We must continue investing in new methods of producing ethanol
using everything from
wood chips to grasses, to agricultural wastes.
President Bush, January 2007, State of the Union Address
“There is a "great bubbling" all along the innovation frontier of energy, ranging from conventional energy and efficiency to,
especially, renewables, alternatives and "clean tech." Activity this wide-ranging has never been witnessed before. The impact could well be considerable, or even transformative.
Daniel Yergin, chairman of Cambridge Energy Research Associates
Energy Security and Independence

Regular 2.49 9/10
Plus ARM 9/10
Supreme LEG 9/10
Self Serve Gasoline

E85

DIVERSA Celunol

5 Energy Trends High Oil Prices Lack of Energy Security Global Climate Change Enabling Government Policy BIOFUELS Ethanol from renewable resources such as corn & cellulosic biomass

Enzymes for Biofuel Production
Enzymes enable the economic conversion of
starch and pretreated cellulosic biomass into mixed
sugars for production of biofuels
Corn
STARCH
EXAMPLE
CELLULOSIC
BIOMASS
EXAMPLES
ETHANOL
Corn Stover Wood Chips
Bagasse Switchgrass

Ethanol (millions of gallons)
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1980
1985
1990
1995
2000
2006

U.S. Plants
200
150
100
50
0
Built
Expansions
Under Construction
Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Dec-06

DIVERSA Celunol

Ethanol
Catalyst for a Cleaner, Safer Future
Historic U.S. ethanol
production
Rapidly increasing number of
U.S. ethanol plants
Rapid and accelerating US corn-based
ethanol production
• U.S. produced ~5B gallons
of ethanol in 2006
• Additional plants and plant
expansions in 2007 will add ~6B
gallons of ethanol/year
Source: The Renewable Fuels Association

U.S. FUEL DEMAND
Billion Gallons of Fuel per Year
150
100
50
0
8 BGY
132 BGY
23 BGY
12 BGY
105 BGY
2007 (EST)
2017 (EST)
= CELLULOSIC ETHANOL
= CORN ETHANOL
= FOSSIL FUEL

DIVERSA Celunol

Presidential Mandate for
35 BGY of Biofuels by 2017
• Ethanol from U.S. corn can
only displace a maximum of
12-15 BGY (billion
gallons/year) of gasoline
demand
• Energy Policy Act (2005)
mandates 7.5 BGY of biofuels
by 2012 and 250 MGY
cellulosic by 2013
• President is requesting a new
mandate of 35 BGY of biofuels
by 2017 and a reduction of
gasoline usage in the United
States by 20 percent in the
next 10 years

Harnessing the Power of Enzymes
Diversa Overview
• Since 1994, Diversa has pioneered the
development of high-performance
specialty enzymes
• Diversa possess the world’s broadest
array of enzymes derived from bio-diverse
environments as well as patented enzyme
optimization technology
• Diversa customizes enzymes to enable
higher throughput, lower costs, and
improved environmental outcomes for
manufacturers within targeted markets
–
Alternative fuels
– Specialty industrial processes
– Health and nutrition markets

Diversa’s Key Technologies
>250 Issued Patents; >500 Pending Patents
•
Biodiversity
– Unique access and patented approaches to
capture nature’s enormous array of microbial
biodiversity
•
DirectEvolution Technology
– Patented genetic manipulation of enzymes,
proteins, and antibodies
•
High Throughput Screening
– Ability to rapidly screen billions of samples per day
to find the ideal enzyme (or antibody)
•
Host Engineering
– Revolutionary heterologous over expression of
enzymes, proteins, and antibodies
•
Commercial Scale Manufacturing

DIVERSA

JGI DOE JOINT GENOME INSTITUTE

INBio Instituto Nacional de Biodiversidad

DUPONT

MICHIGAN STATE UNIVERSITY

JOHN DEERE

syngenta

SCION Next generation biomaterials

agresearch

DIVERSA Celunol

11 Biomass Conversion Programs Cellulosic Enzymes from Termite Guts Integrated Corn Biorefinery New Zealand Biofuels Bagasse Conversion

Diversa Strategic Focus:
Vertical Integration Within Biofuels
Rationale
•
Accelerate development of enabling enzyme cocktails
•
Provide integrated enzyme & process engineering solutions
•
Capture greater economic value for our shareholders
Cellulosic
Ethanol
Starch
Ethanol
Enzyme
Production
Enzyme
Discovery &
Evolution

Summary Merger Terms
• Diversa to issue 15MM shares of Diversa stock
• Diversa and Celunol shareholders to own 76% and 24% of
combined company, respectively
• Diversa to provide support for Celunol’s 2007 development
efforts prior to closing
– $20MM of debt funding
• Timeline
– File S-4/Proxy by early March 2007
– Regulatory review/approval (SEC, HSR)
– Stockholders’ votes ~May/June 2007
– Targeted closing by end of Q2 2007

Carlos A. Riva
Celunol CEO
• Seasoned executive with successful record of leveraging energy technologies and market knowledge into successful commercial businesses
• Significant Leadership Experience
– Amec, InterGen, J. Makowski Company
• Fuels / Energy Project Expertise
– Global oil and gas strategy (Amec)
– Led transformation of development-company concept to
successful, global operating business (InterGen)
– $9B billion of non-recourse project financing (InterGen)
– First independent-power project in U.S. (J. Makowski)
• Education
– MIT, Stanford, Harvard Business School

John A. McCarthy
Celunol CFO
• Seasoned CFO with successful record of managing the
transformational growth of early-stage companies into diversified, publicly-traded operating entities
• Significant Financial and Operational Leadership
– Xanthus Pharmaceuticals (SVP & CFO)
– Synta Pharmaceuticals (SVP, Corp. Dev. & CFO)
– Exact Sciences (EVP & CFO)
– Concentra Managed Care (Division President)
– Morgan Stanley, Investment Banking
• Education
– Lehigh University, Harvard Business School

16 Carlos Riva CEO, Celunol

Celunol Company Description
• Biofuels technology leader in the development
and production of cellulosic ethanol
• Exclusive right to use the breakthrough
fermentation technology developed by Dr.
Lonnie Ingram at the U. of Florida for the
production of ethanol
• Founded 1994; privately-held
• Headquarters in Cambridge, Massachusetts
• Employees with proven track record in
successful, large-scale energy project
development
• Pilot-scale cellulosic ethanol plant is complete
(first in USA)
• 1.4 MGY demonstration-scale facility to be
completed by end of 2007 (first in USA)
• Portfolio of commercial-scale cellulosic
facilities in development
Pilot Plant, Jennings, LA

18 Market-Facing Business Areas SPECIALTY ENZYMES BIOFUELS RESEARCH & DEVELOPMENT Enabling Platform

• Focus on Cellulosic Ethanol
• Maintain leading-edge R&D capability
– Pretreatment
– Metabolic engineering
– Enzyme & fermentation technology
– Process development
• Develop, operate, and own biofuels plants
• Partner and license to extend reach of technology
• Employ well-developed financing structures to make
efficient use of capital
Biofuels Business Strategy

Diversa/Celunol Merger
This Merger Creates the First Company with
Integrated Technologies to
Make Cellulosic Biofuels a Commercial Reality
Scientific
Talent
Proven
Processes to
Convert a Broad
Range of
Feedstocks to
Ethanol
Development
Skills
(engineering,
finance,
agronomics)
Pilot Plant
Operations

Biomass Delivery & Storage
Handling & Prep
Acid Hydrolysis of Hemicellulose
Cellulose (C6) Fermentation
Enzyme Production
Fiber Residue (Cellulose + Lignin)
BW34
Hemi-cellulose Syrup
KO11
Pentose (C5) Fermentation
Beer
Residue to Boiler
Distillation
Storage
Ethanol Transported to Market

DIVERSA Celunol

21 The Celunol Production Process

Proven Processes
The Foundation for Celunol’s Leadership Position is Its
Exclusive Worldwide Rights to Two Uniquely-designed
Microorganisms for the Production of Fuel Ethanol
BW34
Cellulose
(C6 Sugars)
BW34
Cellulose
(C6 Sugars)
These organisms enable a high-yield, low-cost ethanol production process from a wide range of cellulosic biomass materials
KO11
Hemicellulose
(C5 Sugars)
KO11
Hemicellulose
(C5 Sugars)

Celunol Existing Production Facilities
• Pilot Plant
– Jennings, LA
– Demonstrated proof-of-concept
– Flexibility to test a wide range of feedstocks
and enzymes
• Demonstration Plant
– Jennings, LA
– Projected 1.4 MGY facility under
construction
– Projected completion by end of 2007
• Marubeni Corporation (Japan)
– Licensed our technology in Japan, Thailand,
Malaysia, and Indonesia
– Demo plant completed in Osaka, Japan
using wood-construction waste
Marubeni Demo Plant
Pilot Plant

Requirements for
Success in Biofuels
OPERATIONS
Only the full integration
of all the pieces will make
cellulosic ethanol production a commercial reality
PROCESSING
TECHNOLOGY
PROJECT
FINANCE
AGRONOMICS
PROJECT
DEVELOPMENT
ENGINEERING

Next Steps
• Meet SEC / Regulatory / Stockholder vote
requirements
• Develop transition plan to address corporate
structure and best practices
– Objective
– Comprehensive
– Participatory
• Plan to be approved by both boards

26 Making Cellulosic Biofuels a Commercial Reality Creating the First Company with Integrated, End-to-End Technologies to Convert Biomass into Fuel Ethanol